SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          INFORMATION TO BE INCLUDED IN
             STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

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                               RONCO CORPORATION.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    776292104
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of event which requires filing of this Statement)

                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Crescent International Ltd.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [x]
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Bermuda
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    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         133,000
 EACH REPORTING PERSON    ------------------------------------------------------
          WITH            6.   SHARED VOTING POWER
                               None.
                          ------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER
                               133,000
                          ------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               None.
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         133,000
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.98% (1)
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12.      TYPE OF REPORTING PERSON: OO
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

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cantara (Switzerland) SA
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [x]
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Switzerland
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    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         133,000
 EACH REPORTING PERSON    ------------------------------------------------------
          WITH            6.   SHARED VOTING POWER
                               None.
                          ------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER
                               133,000
                          ------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               None.
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         133,000
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.98% (1)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

1. Based on 2,091,605 shares of Common Stock issued and outstanding as of January 6, 2006 as per the Amendment No. 2 to Form SB-2 of the same date.

Item 1(a).          Name of Issuer.

                    RONCO CORPORATION. ("RNCP")

Item 1(b).          Address of Issuer's Principal Executive Offices.

                    21344 Superior Street
                    Chatsworth, CA 91311
                    USA

Item 2(a).          Names of Person Filing.

                         (i)      Crescent International Ltd. ("Crescent")
                         (ii)     Cantara (Switzerland) SA ("Cantara")


Item 2(b).          Address of Principal Business Office, or if none, Residence.

                    As to Crescent:
                    Clarendon House
                    2 Church Street
                    Hamilton H 11
                    Bermuda

                    As to Cantara:
                    84, av. Louis Casai
                    CH-1216 Cointrin, Geneva
                    Switzerland

Item 2(c).          Citizenship.

                    As to Crescent:     Bermuda
                    As to Cantara:  Switzerland

Item 2(d).          Title of Class of Securities.

                    Common Stock, par value $0.001 per share (the "Common
                    Stock").

Item 2(e).          CUSIP Number.

                    776292104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.             Ownership.

                    The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 133,000 shares of Common Stock beneficially owned by Crescent are issuable upon conversion of the Series A Convertible Preferred Stock held by Crescent.

                    Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House 10 Deveaux Street, Nassau, Bahamas.

                    Cantara is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

                    Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara have delegated authority regarding the portfolio management decisions of Crescent with respect to the RNCP securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

                    Accordingly, for the purposes of this Statement:

                    (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 133,000 shares of Common Stock beneficially owned by it.

                    (ii) Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 133,000 shares of Common Stock beneficially owned by it.

Item 5.             Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.
                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.
                    Not applicable.

Item 9.             Notice of Dissolution of Group.
                    Not applicable.

Item 10.            Certification.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date:  February 14, 2006

                             CRESCENT INTERNATIONAL LTD.

                             By:  CANTARA (Switzerland) SA, as Attorney-in-Fact

                             By:  /s/ Maxi Brezzi
                                  ---------------
                                  Name:  Maxi Brezzi
                                  Title: Authorized Signatory

                             By:  /s/ Bachir Taleb-Ibrahimi
                                  -------------------------
                                  Name:  Bachir Taleb-Ibrahimi
                                  Title: Authorized Signatory

                             CANTARA (SWITZERLAND) SA

                             By:  /s/ Maxi Brezzi
                                  ---------------
                                  Name:  Maxi Brezzi
                                  Title: Managing Director

                             By:  /s/ Bachir Taleb-Ibrahimi_
                                  --------------------------
                                  Name:  Bachir Taleb-Ibrahimi
                                  Title: Investment Manager